[redacted]

13012575

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68328

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENSLEDGE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVENUE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH WORMSER 212-792-5270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KENNETH WORMSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENSLEDGE CAPITAL MARKETS LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER
Title

Notary Public

STEWART BERGER
Notary Public, State of New York
No. [illegible]
Qualified in Kings County
Commission Expires July 31, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENSLEDGE CAPITAL MARKETS LLC
AND SUBSIDIARY

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

WITH
INDEPENDENT AUDITORS' REPORT

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

FOR THE YEAR ENDED DECEMBER 31, 2012

CONTENTS

RSSM ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants
1956 - 2006 50 Years Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

To the Members' of
GreensLedge Capital Markets LLC & Subsidiary

Report on the Financial Statements

We have audited the accompanying consolidated statement of financial condition as of December 31, 2012, of, GreensLedge Capital Markets LLC & Subsidiary pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related consolidated notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of GreensLedge Capital Markets LLC & Subsidiary as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2013

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets	
Cash and cash equivalents	$ 2,194,461
Accounts receivable	2,347,974
Due from clearing broker	361,108
Property and equipment, at cost, net of accumulated depreciation of $66,688	115,608
Prepaid expenses and other assets	118,380
Due from affiliates	161,203
Security deposits	38,681
Total assets	$ 5,337,415
Liabilities and Members' Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 455,864
Deferred revenue	99,887
	555,751
Subordinated loans	1,000,000
Total liabilities	1,555,751
Members' equity	3,850,915
Accumulated other comprehensive loss	(69,251)
Total members' equity	3,781,664
Total liabilities and members' equity	$ 5,337,415

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

GreensLedge Capital Markets LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company focuses on fund placements, term financing, structuring and advisory services and secondary trading activities. The members share profits and losses in accordance with their percentage interests and each member's liability is limited. The Company continues until such time it is terminated.

GreensLedge Asia Limited ("Asia"), a wholly owned subsidiary, was formed under the laws of the Cayman Islands for the purpose of expanding the Company's business in foreign markets. Asia has a branch office in Tokyo, Japan.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. All material intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues

Revenues include fees and net trading gains earned from securities offerings in which the Company acts as an advisor or agent to underwriters. The Company also earns fees from providing advisory services related to financial restructuring and mergers-and- acquisition assignments.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current economic conditions. Accounts receivable are written off when deemed uncollectible after reasonable collection efforts. Recoveries of accounts receivable previously written off are recorded when received. At December 31, 2012 management does not believe that any allowance is required.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At times, such cash deposits may be in excess of the FDIC insurance limits; however, the Company minimizes the risk of loss by depositing its cash with a high credit quality financial institution.

Due from Clearing Broker

The Company does not carry accounts for customers or perform custodial functions related to customer securities. Due from clearing broker represents cash held at that broker.

Foreign Currency

Results of operations for Asia have been translated from its local currencies to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Significant gains or losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive income (loss) and are shown as a separate component of members' equity. Foreign currency transaction gains and losses are included in earnings.

Property and Equipment

Property and equipment is stated at cost and being depreciated over five to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

The Company has elected to be treated as a partnership for federal and state tax purposes. The Company is, however, responsible for New York City Unincorporated Business Taxes.

Although the Company is not subject to income taxes, the effect s of an uncertain tax position, if any, may have an impact on the tax returns of its members. Therefore, GAAP requires that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's income tax returns for the years ended December 31, 2009 through 2011 can still be examined by the taxing authorities.

3. Due from Clearing Broker

Due from clearing broker represents cash held at the broker. The broker does not carry accounts for customers or perform any custodial functions related to customer securities.

The clearing agreement requires the Company to maintain a deposit account with the clearing broker in the amount of $250,000 and additionally the Company is required to pay the clearing broker a termination fee in the amount of $150,000 should the agreement be terminated for any reason.

4. Property and equipment

Property and equipment at December 31, 2012 consist of the following:

	Life-Years	
Furniture and Fixtures	7	$ 86,454
Computer Equipment	5	95,842
		182,296
Less: Accumulated depreciation		66,688
Property and equipment, net		$ 115,608

Depreciation expense for the year ended December 31, 2012 was $28,426.

5. Subordinated loans

The borrowings under subordination agreements at December 31, 2012 consist of four subordinated notes, with interest rates ranging between 7% and 8.5% and maturity dates between September 2013 and September 2014.

Interest expense on the subordinated loans amounted to $57,753 for the year ended December 31, 2012.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions. The Company made no contribution to the plan for the year ended December 31, 2012.

7. Related Party Transactions

The members' of the Company are also members' of The GreensLedge Group, LLC ("GLG") an affiliate through common ownership. Allocation of expenses between this affiliate and the Company is based upon an expenses sharing agreement ("agreement") between the parties. The agreement has been filed and approved by FINRA. The agreement calls for the allocation of certain expenses related to shared resources and facilities as well as other incidentals. At December 31, 2012 the amount due from GLG was $161,203 and is included in these consolidated financial statements.

8. Commitments

Lease Commitments

The Company is obligated under an operating lease for office space in Tokyo, Japan which expires on September 30, 2014.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending December 31,	
2013	$ 87,962
2014	65,972
	$ 153,934

Rent expense for the year ended December 31, 2012 amounted to $87,962 under this lease.

9. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary:

Total assets	$ 825,614
Total members' equity	$ 783,348

The members' equity of the above entity is not included as capital in the consolidated computation of the Company's net capital.

10. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), administrated by the SEC and FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $1,406,274 which was $1,364,202 in excess of its required net capital of $42,072. The Company's net capital ratio was .4488 to 1.

12. Subsequent Events

The Company has evaluated its subsequent events through February 25, 2013, the date that the accompanying consolidated financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.